FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 20, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS Sempra Commodities to Sell Its Sempra Energy Solutions Business Line to Noble Americas Gas and Power Corp.

20 September 2010

The Royal Bank of Scotland Group plc (RBS) today announces that RBS Sempra Commodities (RBSSC), its Joint Venture (JV) with Sempra Energy, has agreed to sell its Sempra Energy Solutions business line to Noble Americas Gas and Power Corp. (Noble). The transaction will see Noble acquire this business for consideration of approximately US$317m in cash, plus the assumption of approximately US$265m in debt. RBS's partnership allocation under the JV is approximately 51%, or US$162m. Completion of the transaction is subject to certain conditions including US regulatory approvals.

Based in San Diego, Sempra Energy Solutions is the North American retail commodity marketing arm of RBS Sempra Commodities.  With approximately 200 employees, Sempra Energy Solutions markets energy solutions to commercial, industrial and municipal customers in 16 states.

Bruce Van Saun, RBS Group Finance Director, said: "The sale of the Sempra Energy Solutions business line out of our JV with Sempra Energy represents another step in divestiture of this asset as agreed with the European Commission. Noble represents a strong strategic fit and a good home for this business. We expect to close this transaction during the fourth quarter, and during this process, current clients of this business will continue to be supported with the same high level of service they have come to expect from us."

Along with our JV partner, Sempra Energy, an active sales process continues for RBSSC's remaining North American Power and Gas business lines. Clients of this business continue to be fully supported by RBSSC.

The financial results of RBS's ownership in RBSSC have been reported within our Non-Core division.

For media enquiries:

Aoife Reynolds +44 (0) 203 361 1588
Michael Geller +1 203 897 3579

For Investor Relations enquiries please contact:

Richard O'Connor +44 (0) 207 672 1758
Alexander Holcroft +44 (0) 207 672 1982

Forward-Looking Statements
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to completion of the sale of the RBSSC business lines, the performance of the assets of RBSSC which are remaining with RBS following completion of the sale and the expected use of proceeds from the sale.  Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties, including those arising out of the ability of the parties to satisfy any conditions required for completion of the sale, that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. These forward-looking statements speak only as of the date of this announcement. The information contained in this release is subject to change without notice and, subject to compliance with applicable law, RBS assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.

Notes to editors: In the context of the European Commission's clearance in December 2009 of state aid received by RBS, RBS committed to dispose of certain assets including its interest in RBSSC. This joint venture between RBS and Sempra Energy is a well established energy trading business, engaged in marketing and trading physical and financial energy products including, natural gas and power. RBSSC also provides marketing and risk management services to wholesale customers for natural gas and power. It has been RBS's intention to dispose of its interest in a manner consistent with maximising value and in accordance with the terms of its joint venture participation with Sempra Energy.

The joint venture was announced on 9 July 2007 and established in April 2008.  RBS made an initial investment of US$1.7bn in RBS Sempra Commodities when establishing the business.

Lazard& Co., Limited and RBS Corporate Finance Limited are each acting as financial adviser to RBS and no-one else in connection with the sale of RBSSC's Sempra Energy Solutions business line and will not be responsible to anyone other than RBS for providing the protections afforded to the respective clients of Lazard & Co., Limited and RBS Corporate Finance Limited, nor for providing advice in relation to such sale.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 September 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary